SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
Commission File No: 1-6695
JO-ANN STORES, INC.
401(K) SAVINGS PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, OH 44236
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Signature
EXHIBIT INDEX
EX-23 Consent of Independent Registered Public Accounting Firm
EX-99 Jo-Ann Stores, Inc. 401(K) Savings Plan

REQUIRED INFORMATION
This Form 11-K/A consists of the statements of net assets available for benefits of Jo-Ann Stores, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the related schedules thereto. This amendment is filed to reflect a reclassification within the statement of changes in net assets available for benefits and the related notes. These changes did not result in a change to the Plan’s net assets, nor were material changes made to the other statements and schedules included in the Form 11-K dated and filed on June 29, 2005.
Jo-Ann Stores, Inc. 401(k) Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2004 and 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 and incorporated herein by this reference.
Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Jo-Ann Stores, Inc. 401(k) Savings Plan Advisory Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Jo-Ann Stores, Inc.
401 (k) Savings Plan
By: Jo-Ann Stores, Inc. 401(k) Savings Plan Advisory Committee

/s/ Donald R. Tomoff
Donald R. Tomoff	October 20, 2005
Vice President, Finance and
Secretary of Advisory Committee

JO-ANN STORES, INC.
401 (K) SAVINGS PLAN
EXHIBIT INDEX

Official
Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

99	Jo-Ann Stores, Inc. 401(k) Savings Plan

Financial Statements
As of December 31, 2004 and 2003
Together With Report of
Independent Registered Public Accounting Firm